Navigator Gas Announces Successful Completion of US$40 million Tap Issue of Existing 2024 Senior Unsecured Bonds in the Nordic Bond Market

LONDON, March 31, 2025 – Navigator Holdings Ltd. (referred to herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that on March 28, 2025, it successfully completed a US$40 million tap issue in the Nordic bond market under its outstanding 7.25% senior unsecured bond issue due to mature in October 2029, with ISIN NO0013379446 (the “Bonds”).

The borrowing limit under the Bonds is US$200 million. Following this tap issue of US$40 million, US$60 million in borrowing capacity remains available to the Company under the Bonds. The tap issue was priced at par value. The net proceeds from the tap issue are expected to be used for general corporate purposes in accordance with the bond terms governing the bonds, and the tap issue addendum to the bond terms that the Company expects to enter into in connection with the completion of the tap issue.

Arctic Securities and DNB Markets acted as Joint Global Coordinators and Joint Bookrunners, and Clarksons Securities and Fearnley Securities acted as Joint Bookrunners in the bond tap issue.

About Navigator Gas
Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 59 semi- or fully-refrigerated liquefied gas carriers, 28 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.
Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.
For media enquiries or further information, please contact:

Alexander Walster
Head of ESG & Communications
Email: communications@navigatorgas.com
Verde, 10 Bressenden Place, London, SW1E 5DH, UK
Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Navigator Gas Investor Relations
Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com
333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002
Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors
Nicolas Bornozis / Paul Lampoutis
Capital Link – New York
Tel: +1-212-661-7566
Email: navigatorgas@capitallink.com

Forward looking statements
This press release contains certain “forward-looking” statements (as defined by U.S. federal securities laws ) concerning various matters, such as plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial